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File No. 82-34735

April 28, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
(File No. 82-34735)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

Enclosures

cc: Martin Hamner, Controller
Nina Svensson, Esq.
Jeffrey H. Elkin, Esq.

NY:859754.1

File No. 82-34735

PRESS RELEASE

from ASSA ABLOY AB (publ)

27 April 2004
No. 5/04

ASSA ABLOY Q1: ORGANIC GROWTH AND IMPROVED MARGINS IN ALL DIVISIONS

- Sales in the first quarter increased organically by 3% to SEK 6,283 M (6,124), including exchange-rate effects of SEK -388 M.
- The operating margin (EBITA) increased to 14.2% (13.8).
- Net income for the first quarter increased to SEK 345 M (299).
- Earnings per share for the quarter increased by 15% to SEK 0.94 (0.82).
- Operating cash flow improved to SEK 615 M (564), excluding restructuring payments.

"ASSA ABLOY had a good start to the year with organic growth and improved margins in all divisions. I'm particularly pleased with the growth in Americas. Our Leverage and Growth program is on track and the outlook remains unchanged," says President and CEO, Bo Dankis.

SALES AND INCOME

	First quarter			FY
	2004	2003	Change	2003
Sales, SEK M	6,283	6,124	3%	24,080
of which:				
Organic growth			3%	
Acquisitions			6%	
Exchange-rate effects	-388		-6%	-2,660
Operating margin (EBITA)*, %	14.2	13.8	-	13.9
Income before tax, SEK M*	530	468	13%	1,903
of which, exchange-rate effects	-36		-8%	-186
Non-recurring items, SEK M				-1,320
Net income, SEK M*	345	299	15%	1,209
Operating cash flow, SEK M	615	564	9%	3,265
Earnings per share (EPS), SEK*	0.94	0.82	15%	3.31
EPS excluding goodwill, SEK*	1.60	1.48	8%	5.89

* Excluding non-recurring items (restructuring charge SEK 1,320 M) in fourth quarter of 2003.

The Group's sales for the first quarter of 2004 increased by 3% to SEK 6,283 M (6,124). Organic growth was also 3%. Translation of foreign subsidiaries' sales produced a negative effect of SEK -388 M due to changes in exchange rates. Acquired companies had a positive effect of 6% on sales.

Operating income before depreciation and amortization, EBITDA, increased by 4% to SEK 1,120 M (1,078). The corresponding margin was 17.8% (17.6). The Group's operating income before goodwill amortization, EBITA, amounted to SEK 890 M (846) after negative exchange-rate effects of SEK -54 M. The operating margin (EBITA) was 14.2% (13.8). Amortization of goodwill totaled SEK 243 M (244).

Income before tax increased by 13% to SEK 530 M (468). Exchange rate variations relating to translation of foreign subsidiaries' earnings affected income negatively by SEK -36 M.

The Group's tax charged totaled SEK 183 M (165), corresponding to an effective tax rate of 35% (35) in relation to income before tax.

Earnings per share after tax, and both before and after full conversion, amounted to SEK 0.94 (0.82). Earnings per share before goodwill amortization amounted to SEK 1.60 (1.48).

Operating cash flow for the quarter rose to SEK 615 M (564), excluding restructuring payments. Operating cash flow thus corresponded to 116% of income before tax.

ACTION PROGRAM PROCEEDING AT HIGH INTENSITY

The two-year 'Leverage and Growth' action program initiated in November 2003 is proceeding according to plan. The actions include increased focus on end-users' needs; innovations; development of the distribution network; and development of brands. Simplifications of the operating structure and an increased tempo in the coordination of purchasing will result in significant savings. Low-performing units will either be turned around, sold or closed before the end of 2004.

Total costs for the program amount to SEK 1,320 M and were reported as a non-recurring item in the income statement for the fourth quarter of 2003. Of the total amount, SEK 935 M are cash costs mainly related to the reduction of 1,400 employees. Annual cost savings are estimated to reach SEK 450 M by 2005. Approximately half of this amount is expected to be realized in 2004.

During the quarter restructuring payments of SEK 35 M have been made and 100 of the 1,400 employees involved have left the Group.

COMMENTS BY SEGMENT

EMEA

Sales for the first quarter in EMEA (Europe, Middle East and Africa) totaled EUR 307 M (288), with 2% organic growth. Operating income before goodwill amortization amounted to EUR 46 M (40) with an operating margin (EBITA) of 15.1% (14.0%). Return on capital employed before goodwill amortization amounted to 17.1% (14.7). Operating cash flow before interest paid amounted to EUR 31 M (26).

Following the positive organic growth, margins continued to improve for EMEA. France, UK, Germany and Benelux reported above EMEA average organic growth with better margins, while the Nordic countries had a flat development. The Eastern European operation had good sales growth. The acquisitions of Nemef in the Netherlands and Corbin in Italy were completed during the quarter.

AMERICAS

First-quarter sales in the Americas business area amounted to USD 273 M (263) with 2% organic growth. Operating income before goodwill amortization amounted to USD 45 M (42) with an operating margin (EBITA) of 16.6% (15.8%). Return on capital employed before goodwill amortization amounted to 16.9% (15.1). Operating cash flow before interest paid amounted to USD 38 M (36).

The Group's performance in the US has improved, both in terms of sales and margins, but it is too early to interpret this as a sustainable improvement in market conditions. The Architectural Hardware Group, which accounts for approximately 40% of Americas' sales, reported flat sales development with higher margin, thanks to cost control initiatives. The US Door Group returned to positive organic growth with

largely unchanged margins. Increases in raw material costs had a limited impact during the quarter, but current steel prices are expected to have a negative effect on the US Door Group during the rest of the year, however. The Residential Group showed good organic growth with higher margins.

ASIA PACIFIC

First-quarter sales in Asia Pacific totaled AUD 72 M (72), representing a 7% organic growth. Operating income before goodwill amortization amounted to AUD 9 M (9) with an operating margin (EBITA) of 12.3% (12.2%). Return on capital employed before goodwill amortization amounted to 12.5% (11.4). Operating cash flow before interest paid amounted to AUD 8 M (7).

The positive growth trend in the Asia Pacific region continued, helped by an encouraging development in China. Margins remained flat however, affected by a negative regional sales mix and the general strengthening of the AUD and the NZD.

GLOBAL TECHNOLOGIES

Sales in the first quarter for Global Technologies totaled SEK 1,165 M (1,005), corresponding to 6% organic growth. Operating income before goodwill amortization amounted to SEK 142 M (110) with an operating margin (EBITA) of 12.2% (10.9). Return on capital employed before goodwill amortization amounted to 10.4% (8.1). Operating cash flow before interest paid amounted to SEK 76 M (93).

The Identification Technology Group continued its profitable expansion with double-digit organic growth in the quarter. This was achieved in spite of ongoing activities to integrate acquired businesses. Door Automatics reported a small organic sales growth driven by an improvement in service revenues. The Hospitality Group showed flat sales and margin in a generally weak industry environment.

OTHER EVENTS

ASSA ABLOY signed an agreement in March 2004 to acquire the Security Merchants Group in Australia and New Zealand. The acquired business has a leading position in the specification and supply of electronic and electromechanical security solutions. Security Merchants had sales of NZD 32 M in 2003 and is now part of the Asia Pacific division.

ACCOUNTING PRINCIPLES

ASSA ABLOY adopted the new Swedish accounting standard RR 29 'Employee benefits', based on IAS 19, from 1 January 2004. The effect of this change in accounting principles is recorded net after tax directly against shareholders' equity as an amount of SEK 774 M. The pre-tax amount, SEK 1,108 M, is recorded as an increase in pension provision. ASSA ABLOY's pension obligations and other employee benefits are not affected.

In this report ASSA ABLOY has applied the accounting principles disclosed in Note 1 of the Annual Report for 2003, with the exception in relation to RR 29 disclosed above.

OUTLOOK*

The outlook remains unchanged except for currency translation effects. Organic growth in sales and growth from acquisitions is expected to be partly offset by negative translation effects and by discontinued volumes from low performers. The EBITA margin is expected to improve mainly due to the Leverage and Growth program. Excluding restructuring payments, the strong cash generation is expected to continue.

Long term, we expect an increase in security-driven demand. Focus on end-user value and innovations as well as leverage on ASSA ABLOY's strong positions will accelerate growth and increase profitability.

Stockholm, 27 April 2004

Bo Dankis
President and CEO

* The previous outlook published in February 2004 stated:
"ASSA ABLOY expects to report stable sales in SEK during 2004. At present foreign exchange rates, organic growth in sales and growth from acquisitions will be offset by negative translation effects and by discontinued volumes from low performers. The EBITA margin is expected to improve mainly due to the Leverage and Growth program. Excluding restructuring payments, the strong cash generation is expected to continue."

This Interim Report has not been reviewed by the Group's Auditor.

Financial information

Further Quarterly Reports from ASSA ABLOY AB for 2004 will be published on 21 July and 2 November.

Further information can be obtained from:
Bo Dankis, President and CEO, tel: +46 8 506 485 42
Göran Jansson, Deputy CEO and CFO, tel: +46 8 506 485 72
Martin Hamner, Director of Investor Relations and Group Controller, tel: + 46 8 506 485 79

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
www.assaabloy.com

An analysts' meeting will be **held at 13.00 today** at **Norra Latin, Drottninggatan 71b** in Stockholm. The meeting can also be followed over the Internet at www.assaabloy.com. It is possible to dial into the meeting with questions: **+44 (0)20 7162 0181.**

A telephone conference with analysts will be held at 17.30. To participate, please dial **+44 (0)20 7162 0186.**
A recorded version of the conference will subsequently be available at **+44 (0)20 8288 4459,** access code: **248042.**

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR 3 billion.

FINANCIAL INFORMATION

INCOME STATEMENT	Jan-Mar 2004 EUR M[1]	Jan-Mar 2004 SEK M	Jan-Mar 2003 SEK M	Jan-Dec 2003 SEK M
Sales	684	6,283	6,124	24,080
Cost of goods sold	-411	-3,774	-3,734	-14,613
Gross Income	**273**	**2,509**	**2,390**	**9,467**
Selling and administrative expenses	-176	-1,619	-1,544	-6,115
Goodwill amortization	-26	-243	-244	-959
Non-recurring items	-	-	-	-1,320
Operating income	**71**	**647**	**602**	**1,073**
Financial items	-13	-118	-135	-497
Share in earnings of associated companies	0	1	0	7
Income before tax	**58**	**530**	**468**	**583**
Tax	-20	-183	-165	-556
Minority interests	0	-2	-4	-18
Net income	**38**	**345**	**299**	**9**

EARNINGS PER SHARE	Jan-Mar 2004 SEK	Jan-Mar 2003 SEK	Jan-Dec 2003 SEK
Earnings per share after tax and before conversion [3]	0.94	0.82	3.30 [12]
Earnings per share after tax and full conversion [4]	0.94	0.82	3.31 [12]
Earnings per share after tax and full conversion excluding goodwill [4]	1.60	1.48	5.89 [12]

CASH FLOW STATEMENT	Jan-Mar 2004 EUR M[1]	Jan-Mar 2004 SEK M	Jan-Mar 2003 SEK M	Jan-Dec 2003 SEK M
Cash flow from operating activities	61	561	389	3,180
Cash flow from investing activities	-96	-885	-263	-1,827
Cash flow from financing activities	61	558	-492	-1,772
Cash flow	**26**	**234**	**-366**	**-419**

BALANCE SHEET	31 Mar 2004 EUR M[2)]	31 Mar 2004 SEK M	31 Mar 2003 SEK M	31 Dec 2003 SEK M
Intangible fixed assets	1,685	15,612	15,927	14,933
Tangible fixed assets	599	5,553	6,053	5,329
Financial fixed assets	108	1,004	628	717
Inventories	365	3,387	3,532	3,030
Receivables	502	4,654	4,432	4,131
Other non-interest-bearing current assets	78	724	740	599
Interest-bearing current assets	121	1,122	1,427	1,088
Total assets	**3,458**	**32,056**	**32,739**	**29,827**

Shareholders' equity	1,135	10,523	12,435	10,678
Minority interests	2	17	315	16
Interest-bearing provisions	205	1,898	1,031	723
Non-interest-bearing provisions	118	1,090	274	1,218
Interest-bearing long-term liabilities	974	9,032	9,383	8,894
Non-interest-bearing long-term liabilities	11	104	77	100
Interest-bearing current liabilities	504	4,674	4,780	3,821
Non-interest-bearing current liabilities	509	4,718	4,444	4,377
Total shareholders' equity and liabilities	**3,458**	**32,056**	**32,739**	**29,827**

CHANGE IN SHAREHOLDER'S EQUITY	31 Mar 2004 EUR M	31 Mar 2004 SEK M	31 Mar 2003 SEK M	31 dec 2003 SEK M
Opening balance 1 January	**1,177**	**10,678**	**12,381**	**12,381**
Transition to RR29	-83	-774	-	-
Dividend [7)]	-	-	-	-457
Exchange difference for the year	3	274	-245	-1,255
Net Income [1)]	38	345	299	9
Closing balance at end of period [2)]	**1,135**	**10,523**	**12,435**	**10,678**

KEY DATA	Jan-Mar 2004	Jan-Mar 2003	Jan-Dec 2003
Return on capital employed, %	10.1	9.5	9.6 [12)]
Return on capital employed before goodwill amortization, % [13)]	14.0	13.2	13.3 [12)]
Return on shareholders' equity, %	12.6	9.1	9.9 [12)]
Equity ratio, %	32.9	38.9	35.9
Interest coverage ratio, times	5.5	3.9	4.7
Interest on convertible debentures net after tax, SEK M	5.6	7.2	17.8
Number of shares, thousands	365,918	365,918	365,918
Number of shares after full conversion, thousands	370,935	370,935	370,935
Average number of employees	29,225	29,339	28,708

[1)] Translated using an average rate during the year, 1 EUR = 9.19

[2)] Translated using a closing rate at 31 March 2004, 1 EUR = 9.27

[3)] Number of shares, thousands, used for the calculation amount to 365,918 for all periods.

[4)] Number of shares, thousands, used for the calculation amount to 370,935 for all periods.

[7)] Translated using transaction day rate, 1 EUR = 9.23

[12)] Excluding non-recurring items

[13)] Income before tax plus net interest and goodwill amortization as a percentage of average capital employed.

QUARTERLY INFORMATION

THE GROUP IN SUMMARY
(All amounts in SEK M if not noted otherwise)

	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Full Year 2003	Q 1 2004	12 month rolling
Sales	6,124	5,930	5,930	6,096	24,080	6,283	24,239
Organic growth [6]	0%	-2%	0%	2%	0%	3%	-
Gross income	**2,390**	**2,299**	**2,333**	**2,445**	**9,467**	**2,509**	**9,586**
Gross income / Sales	39.0%	38.8%	39.3%	40.1%	39.3%	39.9%	39.5%
EBITDA	**1,078**	**993**	**1,044**	**1,135**	**4,249**	**1,120**	**4,292**
EBITDA / Sales	17.6%	16.7%	17.6%	18.6%	17.6%	17.8%	17.7%
Depreciation	-232	-223	-219	-223	-897	-230	-895
EBITA	**846**	**770**	**824**	**912** [12]	**3,352** [12]	**890**	**3,396** [12]
EBITA / Sales	13.8%	13.0%	13.9%	15.0%	13.9%	14.2%	14.0%
Goodwill amortization	-244	-237	-238	-240	-959	-243	-958
Non-recurring items	-	-	-	-1,320	-1,320	-	-1,320
Operating income	**602**	**533**	**586**	**-648**	**1,073**	**647**	**1,118**
Operating margin (EBIT)	9.8%	9.0%	9.9%	11.0% [12]	9.9% [12]	10.3%	10.1% [12]
Financial items	-135	-129	-120	-113	-497	-118	-480
Income before tax	**468**	**407**	**467**	**-758**	**583**	**530**	**646**
Profit margin (EBT)	7.6%	6.9%	7.9%	9.2% [12]	7.9% [12]	8.4%	8.1% [12]
Tax	-165	-143	-165	-83	-556	-183	-574
Minority interest	-4	-7	-4	-4	-18	-2	-17
Net income	**299**	**257**	**299**	**-845**	**9**	**345**	**55**

OPERATING CASH FLOW

	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Full Year 2003	Q 1 2004	12 month rolling
EBITA	846	770	824	912 [12]	3,352 [12]	890	3,396 [12]
Depreciation	232	223	219	223	897	230	895
Net capital expenditure	-157	-184	-163	-190	-694	-123	-660
Change in working capital	-298	-83	291	258	168	-362	104
Paid and recieved interest	-88	-169	-107	-156	-520	-45	-477
Adjustment for non-cash items	29	21	-11	22	62	25	57
Operating cash flow	**564**	**578**	**1,054**	**1,069**	**3,265**	**615** [5]	**3,315**
Operating cash flow / Income before tax	1.21	1.42	2.26	1.90 [12]	1.73 [12]	1.16	1.69 [12]

CHANGE IN NET DEBT

	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Full Year 2003	Q 1 2004
Net debt at beginning of the period	13,989	13,702	13,405	12,829	13,989	12,290
Operating cash flow	-564	-577	-1,054	-1,069	-3,265	-615
Restructuring payment	-	-	-	-	-	35
Paid tax	333	97	151	198	779	164
Acquisitions	106	39	675	535	1,355	830
Dividend	-	457	-	-	457	-
Transition to RR29	-	-	-	-	-	1,108
Translation differences	-162	-312	-348	-203	-1,025	613
Net debt at end of period	**13,702**	**13,405**	**12,829**	**12,290**	**12,290**	**14,425**
Net debt / Equity, times	1.10	1.12	1.09	1.15	1.15	1.37

CAPITAL EMPLOYED AND FINANCING

	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004
Capital employed	26,452	25,683	24,743	22,984	24,966
- of which goodwill	15,755	15,137	14,910	14,766	15,432
Net debt	13,702	13,405	12,829	12,290	14,425
Minority interest	315	295	143	16	17
Shareholders' equity	12,435	11,983	11,772	10,678	10,523

DATA PER SHARE

	Q 1 2003 SEK	Q 2 2003 SEK	Q 3 2003 SEK	Q 4 2003 SEK	Full Year 2003 SEK	Q 1 2004 SEK	12 month rolling SEK
Earnings per share after tax and before conversion [3]	0.82	0.70	0.82	0.96 [12]	3.30 [12]	0.94	3.42 [12]
Earnings per share after tax and full conversion [4]	0.82	0.71	0.81	0.97 [12]	3.31 [12]	0.94	3.43 [12]
Earnings per share after tax and full conversion excluding goodwill [4]	1.48	1.34	1.46	1.61 [12]	5.89 [12]	1.60	6.01 [12]
Cash earnings per share after tax and full conversion	2.13	2.10	2.09	2.29 [12]	8.61 [12]	2.18	8.66 [12]
Shareholders' equity per share after full conversion	36.01	34.77	34.14	31.23	31.23	30.87	

[3] Number of shares, thousands, used for the calculation amount to 365,918 for all periods.

[4] Number of shares, thousands, used for the calculation amount to 370,935 for all periods.

[5] Excluding payment of restructuring

[6] Organic growth concern comparable units after adjustment for acqusitions and currency effects.

[12] Excluding non-recurring items

SEGMENT REPORTING

	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
Jan-Mar respective 31 Mar 2004	EUR M		USD M		AUD M		SEK M		SEK M		SEK M	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Sales, external	299	279	272	262	68	67	1,143	984			6,283	6,124
Sales, intragroup	8	9	1	1	4	5	22	21	-125	-139		
Sales	**307**	**288**	**273**	**263**	**72**	**72**	**1,165**	**1,005**	**-125**	**-139**	**6,283**	**6,124**
Organic growth [6]	*2%*	*0%*	*2%*	*-1%*	*7%*	*9%*	*6%*	*1%*			*3%*	*0%*
EBITA	**46**	**40**	**45**	**42**	**9**	**9**	**142**	**110**	**-63**	**-33**	**890**	**846**
EBITA / Sales	*15.1%*	*14.0%*	*16.6%*	*15.8%*	*12.3%*	*12.2%*	*12.2%*	*10.9%*			*14.2%*	*13.8%*
Goodwill amortization	-10	-9	-11	-10	-2	-3	-60	-60			-243	-244
EBIT	**37**	**31**	**35**	**32**	**6**	**6**	**82**	**50**	**-63**	**-33**	**647**	**602**
EBIT / Sales	*11.9%*	*10.7%*	*12.6%*	*12.0%*	*9.0%*	*8.7%*	*7.1%*	*5.0%*			*10.3%*	*9.8%*
Capital employed	1,060	1,092	1,079	1,100	275	311	5,457	5,361	-63	49	24,966	26,452
- of which goodwill	553	538	686	664	155	164	4,230	4,290			15,432	15,755
Return on capital employed	*13.5%*	*11.4%*	*12.9%*	*11.5%*	*9.1%*	*7.6%*	*6.0%*	*3.7%*			*10.1%*	*9.5%*
Return on capital employed before goodwill amortization [13]	*17.1%*	*14.7%*	*16.9%*	*15.1%*	*12.5%*	*11.4%*	*10.4%*	*8.1%*			*14.0%*	*13.2%*
EBITA	46	40	45	42	9	9	142	110	-63	-33	890	846
Depreciation	14	14	8	8	3	3	23	18	1	1	230	232
Net capital expenditure	-7	-8	-4	-4	-2	-4	-17	-22	0	-1	-123	-157
Movement in working capital	-22	-20	-11	-10	-2	-1	-72	-13	0	-10	-362	-298
Cash flow	**31**	**26**	**38**	**36**	**8**	**7**	**76**	**93**			**635**	**623**
Adjustment for non-cash items									25	29	25	29
Paid and recieved interest									-45	-88	-45	-88
Operating cash flow											**615**	**564**
Average number of employees	12,744	12,911	9,884	10,260	3,620	3,636	2,919	2,480	58	52	29,225	29,339

	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
Jan-Mar respective 31 Mar 2004	SEK M		SEK M		SEK M		SEK M		SEK M		SEK M	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Sales, external	2,746	2,557	2,014	2,244	380	339	1,143	984			6,283	6,124
Sales, intragroup	71	79	8	13	24	26	22	21	-125	-139		
Sales	**2,817**	**2,636**	**2,022**	**2,257**	**404**	**365**	**1,165**	**1,005**	**-125**	**-139**	**6,283**	**6,124**
Organic growth [6]	*2%*	*0%*	*2%*	*-1%*	*7%*	*9%*	*6%*	*1%*			*3%*	*0%*
EBITA	**425**	**369**	**335**	**356**	**50**	**44**	**142**	**110**	**-63**	**-33**	**890**	**846**
EBITA / Sales	*15.1%*	*14.0%*	*16.6%*	*15.8%*	*12.3%*	*12.2%*	*12.2%*	*10.9%*			*14.2%*	*13.8%*
Goodwill amortization	-90	-86	-79	-85	-13	-13	-60	-60			-243	-244
EBIT	**335**	**283**	**256**	**271**	**37**	**31**	**82**	**50**	**-63**	**-33**	**647**	**602**
EBIT / Sales	*11.9%*	*10.7%*	*12.6%*	*12.0%*	*9.0%*	*8.7%*	*7.1%*	*5.0%*			*10.3%*	*9.8%*
Capital employed	9,826	10,072	8,165	9,371	1,582	1,598	5,457	5,361	-63	49	24,966	26,452
- of which goodwill	5,128	4,964	5,186	5,660	889	841	4,230	4,290			15,432	15,755
Return on capital employed	*13.5%*	*11.4%*	*12.9%*	*11.5%*	*9.1%*	*7.6%*	*6.0%*	*3.7%*			*10.1%*	*9.5%*
Return on capital employed before goodwill amortization [13]	*17.1%*	*14.7%*	*16.9%*	*15.1%*	*12.5%*	*11.4%*	*10.4%*	*8.1%*			*14.0%*	*13.2%*
EBITA	425	369	335	356	50	44	142	110	-63	-33	890	846
Depreciation	131	130	58	69	17	14	23	18	1	1	230	232
Net capital expenditure	-63	-76	-31	-38	-10	-20	-17	-22	0	-1	-123	-157
Movement in working capital	-200	-193	-79	-84	-12	-4	-72	-13	0	-10	-362	-298
Cash flow	**293**	**230**	**283**	**303**	**45**	**34**	**76**	**93**			**635**	**623**
Adjustment for non-cash items									25	29	25	29
Paid and recieved interest									-45	-88	-45	-88
Operating cash flow											**615**	**564**

Jan-Dec respective 31 Dec 2003	EMEA [8] EUR M 2003	Americas [9] USD M 2003	Asia Pacific [10] AUD M 2003	Global technologies [11] SEK M 2003	Other SEK M 2003	Total SEK M 2003
Sales, external	1,081	1,069	288	4,093		24,080
Sales, intragroup	35	4	21	84	-544	
Sales	**1,116**	**1,073**	**309**	**4,177**	**-544**	**24,080**
Organic growth [6]	*-1%*	*-2%*	*5%*	*6%*		*0%*
EBITA [12]	**149**	**176**	**46**	**542**	**-217**	**3,352**
EBITA / Sales	*13.4%*	*16.5%*	*14.9%*	*13.0%*		*13.9%*
Goodwill amortization	-37	-41	-10	-238		-959
EBIT [12]	**112**	**135**	**36**	**304**	**-217**	**2,393**
EBIT / Sales	*10.1%*	*12.6%*	*11.8%*	*7.3%*		*9.9%*
Capital employed	939	1,046	280	5,288	136	22,984
- of which goodwill	521	696	155	4,189		14,766
Return on capital employed [12]	*10.6%*	*12.4%*	*11.8%*	*5.6%*		*9.6%*
Return on capital employed before goodwill amortization [12, 13]	*14.2%*	*16.2%*	*15.1%*	*9.9%*		*13.3%*
EBITA [12]	149	176	46	542	-217	3,352
Depreciation	55	31	11	81	5	897
Net capital expenditure	-39	-26	-10	-64	-8	-694
Movement in working capital	7	8	-5	-10	79	168
Cash flow	**172**	**189**	**42**	**549**		**3,723**
Adjustment for non-cash items					62	62
Paid and recieved interest					-520	-520
Operating cash flow						**3,265**
Average number of employees	12,481	10,091	3,507	2,574	55	28,708

Jan-Dec respective 31 Dec 2003	EMEA [8] SEK M 2003	Americas [9] SEK M 2003	Asia Pacific [10] SEK M 2003	Global technologies [11] SEK M 2003	Other SEK M 2003	Total SEK M 2003
Sales, external	9,858	8,625	1,506	4,093		24,080
Sales, intragroup	318	32	109	84	-544	
Sales	**10,176**	**8,657**	**1,615**	**4,177**	**-544**	**24,080**
Organic growth [6]	*-1%*	*-2%*	*5%*	*6%*		*0%*
EBITA [12]	**1,359**	**1,428**	**240**	**542**	**-217**	**3,352**
EBITA / Sales	*13.4%*	*16.5%*	*14.9%*	*13.0%*		*13.9%*
Goodwill amortization	-338	-331	-52	-238		-959
EBIT [12]	**1,021**	**1,097**	**188**	**304**	**-217**	**2,393**
EBIT / Sales	*10.1%*	*12.6%*	*11.8%*	*7.3%*		*9.9%*
Capital employed	8,519	7,528	1,513	5,288	136	22,984
- of which goodwill	4,728	5,010	839	4,189		14,766
Return on capital employed [12]	*10.6%*	*12.4%*	*11.8%*	*5.6%*		*9.6%*
Return on capital employed before goodwill amortization [12, 13]	*14.2%*	*16.2%*	*15.1%*	*9.9%*		*13.3%*
EBITA [12]	1,359	1,428	240	542	-217	3,352
Depreciation	505	250	56	81	5	897
Net capital expenditure	-357	-212	-53	-64	-8	-694
Movement in working capital	66	61	-28	-10	79	168
Cash flow	**1,573**	**1,527**	**215**	**549**		**3,723**
Adjustment for non-cash items					62	62
Paid and recieved interest					-520	-520
Operating cash flow						**3,265**

[1] Translated using an average rate during the year, 1 EUR = 9.19
[2] Translated using a closing rate at 31 March 2004, 1 EUR = 9.27.
[3] *Number of shares, thousands, used for the calculation amount to 365,918 for all periods.*
[4] Number of shares, thousands, used for the calculation amount to 370,935 for all periods.
[5] Excluding payment of restructuring
[6] Organic growth concern comparable units after adjustment for acqusitions and currency effects.
[7] Translated using transaction day rate, 1 EUR = 9.23
[8] Europe, Israel and Africa
[9] North and South America
[10] Asia, Australia och New Zealand
[11] Door Automatics, Hospitality och Identification
[12] Excluding non-recurring items
[13] Income before tax plus net interest and goodwill amortization as a percentage of average capital employed.

File No. 82-34735

PRESS RELEASE

from ASSA ABLOY AB (publ)

27 April 2004
no. 6/04

Annual General Meeting in ASSA ABLOY AB (publ)

At today's Annual General Meeting of shareholders in ASSA ABLOY AB, the following members of the board were re-elected: Bo Dankis, Gustaf Douglas, Georg Ehrnrooth, Per-Olof Eriksson, Lotta Lundén, Sven-Christer Nilsson, Melker Schörling and Carl-Henric Svanberg. Carl Douglas was elected new member of the board. At the Constitutional Meeting following the General Meeting, Georg Ehrnrooth was re-elected Chairman of the Board.

Dividend

The General Meeting established the dividend proposed by the Board of Directors and the Managing Director amounting to SEK 1.25 per share. Friday 30 April 2004 was established as record day and payment from VPC (the Securities Register Centre) is expected to start on Wednesday 5 May 2004.

Nomination Committee

The General Meeting decided to re-elect Georg Ehrnrooth, Melker Schörling and Gustaf Douglas members of the Nomination Committee, with the task of preparing the election of Directors, the establishment of fees for the Directors and matters pertaining thereto regarding the 2005 Annual General Meeting. The mentioned members have been instructed to, during the third calendar quarter 2004, appoint two representatives of the major institutional shareholders additional members of the Nomination Committee. The names of these two members will be published in the company's interim report for the third quarter 2004.

Global Incentive Program

Today, the general meeting of ASSA ABLOY shareholders has resolved to introduce a global incentive program for employees within the ASSA ABLOY Group, in accordance with the proposal of the Board as earlier released. The new incentive program will be open to approximately 22,000 employees in approximately 15 countries.

Stockholm 27 April 2004

ASSA ABLOY AB (publ)

For further information, please contact
Bo Dankis, President and CEO, tel: +46-8-506 485 42
Göran Jansson, Deputy CEO and CFO, tel. +46-8-506 485 72

ASSA ABLOY AB (publ)
P.O. Box 70340, S-107 23 Stockholm
Tel: +46 8 506 485 00, Fax: +46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR3 billion.